SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

2015 Third Quarterly Report	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 23, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2015 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	Important Message

1.1 The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2 All directors attended the tenth meeting of the eighth session of the Board for the consideration of the 2015 third quarterly report, and have adopted the 2015 third quarterly report at the meeting.

1.3 Mr. Wang Zhiqing, Chairman and President of the Company, Mr. Ye Guohua, director and Chief Financial Officer overseeing the accounting operations, and Mr. Hua Xin, person-in-charge of Accounting Department (Deputy Chief Financial Officer and Finance Manager) warrant the truthfulness, accuracy and completeness of the financial report contained in this quarterly report.

1.4 The financial report of the Company for the nine-month period ended 30 September 2015 (the “Reporting Period”) was prepared under the China Accounting Standards for Business Enterprises and is unaudited.

2.	Key Financial Data & Change in Shareholdings

2.1 Major Accounting Data

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	28,336,248	31,145,983	-9.02
Total equity attributable to equity shareholders of the Company (RMB’000)	18,881,562	16,570,623	13.95

	From the beginning of the year to the end of the Reporting Period (January to September 2015)	From the beginning of the year to the end of the Reporting Period last year (January to September 2014)	Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash flows generated from operating activities (RMB’000)	3,388,685	1,710,637	98.09

	From the beginning of the year to the end of the Reporting Period (January to September 2015)	From the beginning of the year to the end of the Reporting Period last year (January to September 2014)	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue (RMB’000)	61,557,902	76,718,822	-19.76
Net profit attributable to equity shareholders of the Company (“-” to indicate net loss) (RMB’000)	2,245,704	-152,106	Not Applicable
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” to indicate net loss) (RMB’000)	2,218,532	-268,292	Not Applicable
Return on net assets (weighted average) (%)	12.669	-0.869	Increased by 13.538 percentage points
Basic earnings per share (“-” to indicate loss) (RMB/share)	0.208	-0.014	Not Applicable
Diluted earnings per share (“-” to indicate loss) (RMB/share)	0.208	-0.014	Not Applicable

Excluding non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period (July to September 2015)	Amount for the period from the beginning of the year to the end of the Reporting Period (January to September 2015)
Net losses on disposal of non-current assets	-4,092	-12,019
Employee reduction expenses	-5,422	-15,686
Government grants recognised through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	21,841	28,996
Income from external entrusted loans	717	2,166
Income from forward foreign exchange contracts	30,223	37,154
Other non-operating income and expenses other than those mentioned above	-18,069	-19,834
Tax effect for the items above	6,255	5,053
Effect on minority interests (after tax)	784	1,342

Total	32,237	27,172

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders	172,935

Shareholdings of the top ten shareholders

Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.56	4,380,000,000	Nil	—	State-owned enterprise legal person
HKSCC (Nominees) Limited	3,453,138,320	31.97	0	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	322,921,736	2.99	0	Unknown	—	Others
Central Huijin Investment Ltd.	67,655,800	0.63	0	Unknown	—	Others
Agricultural Bank of China Limited - Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	35,396,892	0.33	0	Unknown	—	Others
NSSF One Hundred Ten Combination	19,729,897	0.18	0	Unknown	—	Others
Bank of China Limited — ChinaAMC new economy flexible configured hybrid securities investment fund	19,645,656	0.18	0	Unknown	—	Others
Shanghai Kangli Gong Mao Company	17,400,000	0.16	0	Unknown	—	Others
Bosera Funds — Agricultural Bank — Bosera China Securities and Financial Assets Management Program	13,743,400	0.13	0	Unknown	—	Others
GF Fund — Agricultural Bank — GF China Securities and Financial Assets Management Program	13,743,400	0.13	0	Unknown	—	Others
ICBC Credit Suisse Fund — Agricultural Bank — ICBC Credit Suisse China Securities and Financial Assets Management Program	13,743,400	0.13	0	Unknown	—	Others
Yinhua Fund — Agricultural Bank — Yinhua China Securities and Financial Assets Management Program	13,743,400	0.13	0	Unknown	—	Others
EFund — Agricultural Bank — EFund China Securities and Financial Assets Management Program	13,743,400	0.13	0	Unknown	—	Others
ChinaAMC Fund — Agricultural Bank — ChinaAMC China Securities and Financial Assets Management Program	13,743,400	0.13	0	Unknown	—	Others
China Southern Fund — Agricultural Bank — China Southern China Securities and Financial Assets Management Program	13,743,400	0.13	0	Unknown	—	Others
Zhong Ou Fund — Agricultural Bank — Zhong Ou China Securities and Financial Assets Management Program	13,743,400	0.13	0	Unknown	—	Others
Harvest Fund — Agricultural Bank — Harvest China Securities and Financial Assets Management Program	13,743,400	0.13	0	Unknown	—	Others
Da Cheng Fund — Agricultural Bank — Da Cheng China Securities and Financial Assets Management Program	13,743,400	0.13	0	Unknown	—	Others

Shareholding of the top ten shareholders of shares without selling restriction

Name of shareholder	Number of unrestricted shares in circulation held	Type and number of shares
		Type	Number
HKSCC (Nominees) Limited	3,453,138,320	Overseas listed foreign shares	3,453,138,320
China Petroleum & Chemical Corporation	1,080,000,000	RMB-denominated ordinary shares	1,080,000,000
China Securities Finance Corporation Limited	322,921,736	RMB-denominated ordinary shares	322,921,736
Central Huijin Investment Ltd.	67,655,800	RMB-denominated ordinary shares	67,655,800
Agricultural Bank of China Limited - Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	35,396,892	RMB-denominated ordinary shares	35,396,892
NSSF One Hundred Ten Combination	19,729,897	RMB-denominated ordinary shares	19,729,897
Bank of China Limited — ChinaAMC new economy flexible configured hybrid securities investment fund	19,645,656	RMB-denominated ordinary shares	19,645,656
Shanghai Kangli Gong Mao Company	17,400,000	RMB-denominated ordinary shares	17,400,000
Bosera Funds — Agricultural Bank — Bosera China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
GF Fund — Agricultural Bank — GF China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
ICBC Credit Suisse Fund — Agricultural Bank — ICBC Credit Suisse China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
Yinhua Fund — Agricultural Bank — Yinhua China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
EFund — Agricultural Bank — EFund China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
ChinaAMC Fund — Agricultural Bank — ChinaAMC China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
China Southern Fund — Agricultural Bank — China Southern China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
Zhong Ou Fund — Agricultural Bank — Zhong Ou China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
Harvest Fund — Agricultural Bank — Harvest China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
Da Cheng Fund — Agricultural Bank — Da Cheng China Securities and Financial Assets Management Program	13,743,400	RMB-denominated ordinary shares	13,743,400
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China
Petroleum & Chemical Corporation (“Sinopec Corp.”),
a state-owned enterprise legal person, does not have
any connected relationship with the other shareholders,
and is not an act-in-concert party of the other
shareholders under the “Administration Measures on
Acquisition of Listed Companies”. Among the above-
mentioned shareholders, HKSCC (Nominees) Limited
is a nominee shareholder. Apart from the above, the
Company is not aware of any other connected
relationships among the other shareholders, or any act-
in-concert parties under the “Administration Measures
	on the Acquisition of Listed Companies”.

3.	Major Events

3.1 Description of Substantial Changes in Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 30 September 2015	As at 31 December 2014	Increase/ decrease amount	Change (%)	Major reason for change
Cash at bank and on hand	494,521	279,198	215,323	77.12	Profit in the Reporting Period, cash generated from operating activities increased
Deferred tax assets	303,601	915,069	-611,468	-66.82	Profit in the Reporting Period, using deferred income tax assets recognized in the previous years
Short-term borrowings	2,547,454	4,078,195	-1,530,741	-37.53	Profit in the Reporting Period; decline in demand for capital
Accounts payable	2,891,200	5,924,035	-3,032,835	-51.20	A decrease in purchase price
Other payables	855,051	508,551	346,500	68.13	An increase in construction and maintenance payable
Long-term borrowings	—	1,632,680	-1,632,680	-100.00	Profit in the Reporting Period; decline in demand for capital

Unit: RMB’000

Item	For the nine-month period ended 30 September		Increase/ decrease amount	Change (%)	Major reason for change
	2015	2014
Revenue	61,557,902	76,718,822	-15,160,920	-19.76	Fall in unit price of products
Cost of sales	46,009,615	67,485,251	-21,475,636	-31.82	A fall in the cost of raw materials, leading to the lower unit cost of products
Taxes and surcharges	10,290,714	6,720,066	3,570,648	53.13	An increase in consumption tax rate
Financial expenses-net	245,837	355,419	-109,582	-30.83	Fall in interest expenses of borrowings
Investment income (“-” to indicate loss)	499,849	-24,304	524,153	NA	Profit made by associates
Operating profit (“-” to indicate loss)	2,919,132	-251,916	3,171,048	NA	A significant fall in the cost of major raw materials, increase in gross profit of products
Total profit (“-” to indicate loss)	2,916,275	-157,692	3,073,967	NA	A significant fall in the cost of major raw materials, increase in gross profit of products
Net profit attributable to equity shareholders of the Company (“-” to indicate net loss)	2,245,704	-152,106	2,397,810	NA	A significant fall in the cost of major raw materials, increase in gross profit of products
Income tax expenses	640,499	-12,215	652,714	NA	Profit in the Reporting period

3.2 Fulfillment of commitments by the Company and shareholders holding more than 5% of shares

(1)	The Company disclosed The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder Sinopec Corp. has made an undertaking that:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal or transfer such shares through the relevant stock exchanges. Upon the expiration of the aforesaid undertaking, the amount of previous non-circulating shares which may be disposed by Sinopec Corp. through trading on the stock exchange shall not exceed 5% of the total number of the Company shares within the next 12 months, and not exceed 10% within the next 24 months.

2.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform scheme, and shall use this as a platform for the development of related businesses in the future.

The Reform Scheme was reviewed and approved at the relevant shareholders’ meeting in the A-share market held on 8 July 2013. After the implementation of the proposal on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders were obtained for circulation.

(2)	The Company disclosed Announcement Regarding Controlling Shareholder’s Undertaking Not to Reduce Its Shareholding and Other Related Matters on 13 July 2015, in which the Company’s controlling shareholder Sinopec Corp. made an undertaking that it will not reduce its shareholding in the Company within six months from the date that the announcement was published.

With regard to the aforementioned three undertakings, the Company did not notice any violation of the undertakings or any unfulfilled matters overdue during the reporting period.

3.3 Early warning and notes about potential negative value of cumulative net profit from the beginning of this year to the end of the next reporting period, or significant changes thereof as compared with last year

As the Group recorded net profit attributable to shareholders of the Company of RMB 2,246 million under CAS for the first three quarters of 2015, the annual results as of 31 December 2015 is expected to reverse losses to profit as compared to the same period of last year.

4	APPENDIX

4.1	CONSOLIDATED BALANCE SHEETS

AS AT 30 SEPTEMBER 2015

Unit: RMB’000

Items	30 September 2015	31 December 2014
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	494,521	279,198
Notes receivable	1,600,099	1,372,277
Accounts receivable	1,708,498	1,628,121
Advances to suppliers	58,086	31,098
Interests receivable	76	76
Dividends receivable	—	19,372
Other receivables	38,529	51,771
Inventories	4,245,559	5,930,703
Other current assets	169,125	197,799

Total current assets	8,314,493	9,510,415

Non-current assets
Long-term equity investments	3,388,593	3,106,262
Investment properties	408,961	415,842
Fixed assets	14,422,046	15,611,926
Construction in progress	648,318	542,878
Intangible assets	427,932	441,140
Long-term prepaid expenses	422,304	602,451
Deferred tax assets	303,601	915,069

Total non-current assets	20,021,755	21,635,568

Total assets	28,336,248	31,145,983

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2015

Unit: RMB’000

Items	30 September 2015	31 December 2014
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	2,547,454	4,078,195
Notes payable	54,000	11,714
Accounts payable	2,891,200	5,924,035
Advances from customers	775,719	612,573
Employee benefits payable	104,524	44,464
Taxes payable	1,220,179	1,276,874
Interest payable	3,555	9,037
Dividends payable	19,300	19,406
Other payables	855,051	508,551
Current portion of non-current liabilities	513,760	—

Total current liabilities	8,984,742	12,484,849

Non-current liabilities
Long-term borrowings	—	1,632,680
Deferred revenue	178,936	186,436

Total non-current liabilities	178,936	1,819,116

Total liabilities	9,163,678	14,303,965

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	512,024	493,922
Specific reserve	48,398	1,265
Surplus reserve	4,173,831	4,173,831
Undistributed profits	3,347,309	1,101,605

Total equity attributable to equity shareholders of the Company	18,881,562	16,570,623

Minority interests	291,008	271,395

Total shareholders’ equity	19,172,570	16,842,018

Total liabilities and shareholders’ equity	28,336,248	31,145,983

COMPANY BALANCE SHEETS

AS AT 30 SEPTEMBER 2015

Unit: RMB’000

Items	30 September 2015	31 December 2014
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	401,405	186,348
Notes receivable	1,392,736	991,722
Accounts receivable	995,330	856,198
Advances to suppliers	51,635	12,546
Dividends receivable	—	19,372
Other receivables	25,069	16,468
Inventories	3,985,127	5,465,293
Other current assets	41,118	85,458

Total current assets	6,892,420	7,633,405

Non-current assets
Long-term equity investments	4,479,355	4,201,476
Investment properties	405,919	412,647
Fixed assets	14,068,589	15,221,418
Construction in progress	648,318	542,878
Intangible assets	351,273	360,510
Long-term prepaid expenses	408,397	587,349
Deferred tax assets	293,063	905,186

Total non-current assets	20,654,914	22,231,464

Total assets	27,547,334	29,864,869

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2015

Unit: RMB’000

Items	30 September 2015	31 December 2014
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	2,977,484	4,507,195
Notes payable	54,000	—
Accounts payable	2,116,236	4,736,516
Advance from customers	661,410	503,124
Employee benefits payable	99,010	38,849
Taxes payable	1,180,834	1,239,268
Interest payable	3,973	9,486
Dividends payable	19,300	19,406
Other payables	1,076,727	606,113
Current portion of non-current liabilities	500,000	—

Total current liabilities	8,688,974	11,659,957

Non-current liabilities
Long-term borrowings	—	1,611,900
Deferred revenue	178,936	186,436

Total non-current liabilities	178,936	1,798,336

Total liabilities	8,867,910	13,458,293

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	512,024	493,922
Specific reserve	44,921	—
Surplus reserve	4,173,831	4,173,831
Undistributed profits	3,148,648	938,823

Total shareholders’ equity	18,679,424	16,406,576

Total liabilities and shareholders’ equity	27,547,334	29,864,869

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2015 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2015		2014
Revenue		61,557,902		76,718,822
Less: Cost of sales		46,009,615		67,485,251
Taxes and surcharges		10,290,714		6,720,066
Selling and distribution expenses		375,943		425,524
General and administrative expenses		2,129,601		1,937,285
Financial expenses - net		245,837		355,419
Asset impairment losses		86,909		22,889
Add: Investment income (“-” to indicate loss)		499,849		-24,304
Including: Share of profits of associates and jointly controlled entities (“-” to indicate loss)		462,695		-30,730
Operating profit (“-” to indicate loss)		2,919,132		-251,916
Add: Non-operating income		43,254		156,095
Including: Profits on disposal of non-current assets		1,538		8,279
Less: Non-operating expenses		46,111		61,871
Including: Losses on disposal of non-current assets		13,557		28,880

Total profit (“-” to indicate total loss)		2,916,275		-157,692

Less: Income tax expenses		640,499		-12,215
Net profit (“-” to indicate net loss)		2,275,776		-145,477
Attributable to equity shareholders of the Company (“-” to indicate net loss)		2,245,704		-152,106
Minority interests		30,072		6,629
Earnings per share
Basic earnings per share (“-” to indicate loss) (RMB)	RMB	0.208	RMB	-0.014
Diluted earnings per share (“-” to indicate loss) (RMB)	RMB	0.208	RMB	-0.014
Other comprehensive income		—		—

Total comprehensive income (“-” to indicate loss)		2,275,776		-145,477

Attributable to equity shareholders of the Company (“-” to indicate loss)		2,245,704		-152,106
Minority interests		30,072		6,629

COMPANY INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2015 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2015	2014
Revenue	49,604,555	64,439,504
Less: Cost of sales	34,311,704	55,427,125
Taxes and surcharges	10,283,558	6,714,926
Selling and distribution expenses	287,247	322,537
General and administrative expenses	2,021,048	1,829,153
Financial expenses - net	261,379	330,160
Asset impairment losses	88,604	38,315
Add: Investment income (“-” to indicate loss)	477,766	-37,618
Including: Share of profits of associates and jointly controlled entities (“-” to indicate loss)	433,879	-45,697
Operating profit (“-” to indicate loss)	2,828,781	-260,330
Add: Non-operating income	39,228	154,765
Including: Profits on disposal of non-current assets	1,363	8,279
Less: Non-operating expenses	46,061	61,844
Including: Losses on disposal of non-current assets	13,516	28,862

Total profit (“-” to indicate total loss)	2,821,948	-167,409

Less: Income tax expenses	612,123	-19,550
Net profit (“-” to indicate net loss)	2,209,825	-147,859
Other comprehensive income	—	—

Total comprehensive income (“-” to indicate loss)	2,209,825	-147,859

CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2015 (Unaudited)

Unit: RMB’000

	Three months ended 30 September
Items	2015		2014
Revenue		19,405,452		25,344,545
Less: Cost of sales		14,775,751		22,467,555
Taxes and surcharges		3,229,776		2,065,844
Selling and distribution expenses		114,362		151,617
General and administrative expenses		639,381		712,865
Financial expenses - net		105,300		76,076
Asset impairment losses		25,498		46
Add: Investment income		161,065		41,412
Including: Share of profits of associates and jointly controlled entities		130,842		34,986
Operating profit (“-” to indicate loss)		676,449		-88,046
Add: Non-operating income		24,846		130,740
Including: Profits on disposal of non-current assets		552		3,059
Less: Non-operating expenses		25,166		31,625
Including: Losses on disposal of non-current assets		4,644		15,455

Total profit		676,129		11,069

Less: Income tax expenses		148,813		-5,359
Net profit		527,316		16,428
Attributable to equity shareholders of the Company		514,538		12,805
Minority interests		12,778		3,623
Earnings per share
Basic earnings per share (RMB)	RMB	0.048	RMB	0.001
Diluted earnings per share (RMB)	RMB	0.048	RMB	0.001
Other comprehensive income		—		—

Total comprehensive income		527,316		16,428

Attributable to equity shareholders of the Company		514,538		12,805
Minority interests		12,778		3,623

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2015 (Unaudited)

Unit: RMB’000

	Three months ended 30 September
Items	2015	2014
Revenue	15,330,208	20,758,829
Less: Cost of sales	10,786,131	17,956,846
Taxes and surcharges	3,226,903	2,064,023
Selling and distribution expenses	88,323	114,470
General and administrative expenses	604,164	676,229
Financial expenses - net	111,015	74,846
Asset impairment losses	23,003	2
Add: Investment income	151,990	29,013
Including: Share of profits of associates and jointly controlled entities	121,767	29,013
Operating profit (“-” to indicate loss)	642,659	-98,574
Add: Non-operating income	22,147	130,044
Including: Profits on disposal of non-current assets	486	3,059
Less: Non-operating expenses	25,153	31,610
Including: Losses on disposal of non-current assets	4,637	15,440

Total profit (“-” to indicate total loss)	639,653	-140

Less: Income tax expenses	134,775	-5,292
Net profit	504,878	5,152
Other comprehensive income	—	—

Total comprehensive income	504,878	5,152

4.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2015 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2015	2014
Cash flows from operating activities
Cash received from sales of goods or rendering of services	69,523,781	90,370,477
Refund of taxes and surcharges	39,831	29,424
Cash received relating to other operating activities	20,976	149,524

Sub-total of cash inflows	69,584,588	90,549,425

Cash paid for goods and services	50,704,016	78,305,280
Cash paid to and on behalf of employees	1,852,371	1,787,484
Payments of taxes and surcharges	13,248,306	8,296,904
Cash paid relating to other operating activities	391,210	449,120

Sub-total of cash outflows	66,195,903	88,838,788

Net cash flows generated from operating activities	3,388,685	1,710,637

Cash flows from investing activities
Cash received from entrusted lendings	42,000	42,000
Cash received from returns on investments	199,736	78,225
Net cash received from disposal of fixed assets	5,922	11,331
Net cash received from disposal of an associate	—	13,058
Cash received relating to other investing activities	36,405	52,563

Sub-total of cash inflows	284,063	197,177

Cash paid to acquire fixed assets, intangible assets and other long-term assets	480,134	617,834
Cash payment of entrusted lendings	66,000	50,000
Investment in an associate	—	11,541

Sub-total of cash outflows	546,134	679,375

Net cash flows used in investing activities	-262,071	-482,198

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2014 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2015	2014
Cash flows from financing activities
Cash received from borrowings	27,587,758	39,638,640

Sub-total of cash inflows	27,587,758	39,638,640

Cash repayments of borrowings	30,291,096	39,872,066
Cash paid for distribution of dividends or profits and interest expenses	207,523	846,082

Sub-total of cash outflows	30,498,619	40,718,148

Net cash flows used in financing activities	-2,910,861	-1,079,508

Effect of foreign exchange rate changes on cash and cash equivalents	-430	104

Net increase in cash and cash equivalents	215,323	149,035
Add: Cash and cash equivalents at beginning of the period	279,198	133,256

Cash and cash equivalents at end of the period	494,521	282,291

COMPANY CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2015 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2015	2014
Cash flows from operating activities
Cash received from sales of goods or rendering of services	56,364,217	76,200,590
Refund of taxes and surcharges	6,848	492
Cash received relating to other operating activities	17,125	147,063

Sub-total of cash inflows	56,388,190	76,348,145

Cash paid for goods and services	37,873,725	64,339,378
Cash paid to and on behalf of employees	1,733,048	1,667,324
Payments of taxes and surcharges	13,159,072	8,241,914
Cash paid relating to other operating activities	248,717	736,278

Sub-total of cash outflows	53,014,562	74,984,894

Net cash flows generated from operating activities	3,373,628	1,363,251

Cash flows from investing activities
Cash received from returns on investments	182,105	53,308
Net cash received from disposal of fixed assets	5,577	11,283
Cash received relating to other investing activities	23,738	48,078

Sub-total of cash inflows	211,420	112,669

Cash paid to acquire fixed assets, intangible assets and other long-term assets	474,702	612,643
Investment in an associate	—	11,541

Sub-total of cash outflows	474,702	624,184

Net cash flows used in investing activities	-263,282	-511,515

COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2015 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2015	2014
Cash flows from financing activities
Cash received from borrowings	27,973,788	39,985,640

Sub-total of cash inflows	27,973,788	39,985,640

Cash repayments of borrowings	30,669,076	39,852,046
Cash paid for distribution of dividends or profits and interest expenses	200,007	839,468

Sub-total of cash outflows	30,869,083	40,691,514

Net cash flows used in financing activities	-2,895,295	-705,874

Effect of foreign exchange rate changes on cash and cash equivalents	6	8

Net increase in cash and cash equivalents	215,057	145,870
Add: Cash and cash equivalents at beginning of the period	186,348	78,448

Cash and cash equivalents at end of the period	401,405	224,318

By Order of the Board
Wang Zhiqing
Chairman

Shanghai, the PRC, 22 October 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.